Exhibit 11.1

[Translation]

CODE OF ETHICS

As a leading financial group in Korea, Woori Financial Group aspires to become a financial group that empowers its customers, shareholders, employees, and even the future of our nation and society. We work to contribute to national economic and social development based on ethical management. To such an end, we shall fulfill our roles and responsibilities as a top-class financial group in Korea, going on to lead the global finance industry by establishing and actively implementing the Code of Ethics to be observed by our employees.

Chapter 1. Ethics for Customers

Woori Financial Group considers customer happiness and trust to be the first priority, and works to accompany customers at all times. 1. Customers are the essence of Woori Financial Group’s existence and growth. We thus value the happiness and trust of our customers, and think and act with a customer-centered mentality. 2. To protect the legitimate interests and property of our customers, we shall fulfill the duties of care as good managers. 3. We do not engage in any activities that may potentially harm the interests of our customers, keeping the confidentiality of customer information and not allowing it to be disclosed outside or to be used it for other purposes without their consent.

Chapter 2. Ethics for Shareholders

Woori Financial Group respects our shareholders’ rights and strives to provide shareholders with the highest value. 1. We ensure our shareholders’ trust by pursuing reasonable profits through rational business, responsible management, and fair business practices. 2. We maximize shareholder’s investment value by realizing stable and sound profit, and ensure the exercise of their legitimate rights to the furthest possible extent. 3. All shareholders shall be treated fairly and equally, and management intent shall be determined with consideration for the interests of all shareholders so that their interests or rights are not unduly infringed. 4. We shall provide necessary information to shareholders in a timely and fair manner in accordance with the relevant laws and regulations, and shall not provide any otherwise undisclosed information to specific shareholders. 5. We maintain the accuracy and reliability of accounting data by recording and managing accounting data in accordance with generally accepted accounting principles. We prevent the risk of financial accidents in advance by operating effective risk management and internal control systems. 6. We will endeavor to achieve the fair recognition of value of Woori Financial Group by means of rational decision-making and transparent management activities.

Chapter 3. Ethics for Employees

Woori Financial Group considers all of our employees as our most valuable assets, and strives to make the group a workplace in which they take pride and where the dreams and futures of these individuals are guaranteed. 1. We establish a system to treat each employee with dignity as an individual and to guide them to perform their duties in a fair manner. 2. We provide the necessary resources and environment for all of our employees to maximize their capabilities, and evaluate and compensate them fairly and reasonably according to their skill and performance. 3. We provide a place where work-life balance can be achieved, and create a pleasant work environment for the health and safety of employees. 4. When employees recognize and report unjust activities that are in violation of the relevant laws or our Code of Ethics, we ensure the strict confidentiality of the reporter and that no disadvantage is brought upon them by the act of reporting.

Chapter 4. Ethics for the Nation and Society

Woori Financial Group fulfills its social responsibilities and contributes to the development of the national economy and society. 1. As a financial group that fulfills its social responsibilities, we contribute to national economic development through employment creation and diligent tax payment. 2. We recognize that compliance with the law is the minimum required condition for the performance of our business, and take the initiative in establishing a fair financial order in compliance with the overall laws and market order. 3. We respect various social values and customs, dismiss all irrationalities that hinder sound business activities, and fulfill our corporate social responsibility and role in society by means of education, culture, social welfare, and other projects. 4. We recognize that protecting the natural environment is a prerequisite for the sustainable future of society, and thus comply with the environmental laws while actively participating in environmental protection activities. 5. We do not violate political neutrality by expressing opinions that support certain political parties or candidates or by sponsoring them, and political contributions or charitable donations are made in compliance with the relevant laws and regulations. 6. We establish mutually beneficial relationships with partner companies and trading partners, and contribute to the achievement of a fair society by pursuing joint development. 7. As a member of the international community, we observe the norms of the international community and respect the laws, customs, and culture of the local countries in which we operate.

Chapter 5. Work Ethics for Employees

All employees are committed to their roles and duties based on the ethical management philosophy, and are held responsible for any violations of the code of ethics. 1. Employees do their best to empathize with the ethical management philosophy and to achieve it accordingly. Keep in mind that the ethical reputation of Woori Financial Group is shaped and the future of our company determined by the actions conducted by individual employees. Employees shall therefore make sound judgments and act properly based on the principles of integrity and trust. 2. Employees strive to avoid conflicts of interest with the company or its customers, and to act in the best interests of the company and customers when conflicts of interest arise. 3. Employees shall not engage in unfair transactions for personal gain by using undisclosed internal information acquired in the course of business or by providing undisclosed information to a third party without due process. 4. Employees shall not use the tangible/intangible assets of the company, such as company property, intellectual property rights, trade secrets, etc. for purposes other than the intended purposes of business. 5. Employees shall not take advantage of their position of authority to obtain benefits such as money or entertainment from stakeholders such as trading companies, make unreasonable demands, or offer benefits to stakeholders. 6. Employees shall not engage in inappropriate acts including sexual harassment, commotion, or assault through physical, verbal, or visual behavior.

[Supplementary Provisions]

This Code of Ethics applies to all companies under Woori Financial Group and its employees, and each company of the group may implement their respective Code of Conduct within the scope such that it remains consistent with this Code. In the event that employees recognize a violation of this Code of Ethics, they shall report it to the compliance support or internal audit department without delay. In the event that employees make decisions or actions not in compliance with the Code, they may be subject to investigation according to the relevant internal regulations, and disciplinary actions may be applied. The compliance support department of the holding company may examine the compliance status for this code. Established Jan. 11, 2019.